SO 2/3/04

VF 1-30-04

04001660

UNITED STATES
AND EXCHANGE COMMISSION
Vashington, D.C. 20549

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AL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED JAN 28 2004 WASH. D.C. 183 SECTION

SEC FILE NUMBER
8- 31616

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/02 (MM/DD/YY) AND ENDING 11/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEGIS CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 MADISON AVENUE
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GEOFFERY HAMMELL 516-872-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAICH ENDE MALTER & CO. LLP
(Name – *if individual, state last, first, middle name*)

90 MERRICK AVENUE	EAST MEADOW	NEW YORK	11554
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 04 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LOUIS CALDERONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AEGIS CAPITAL CORP., as of NOVEMBER 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aegis Capital Corp.

Financial Statements
November 30, 2003

AEGIS CAPITAL CORP.

Table of Contents
November 30, 2003

RAICH ENDE MALTER & CO. LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Aegis Capital Corp.

We have audited the accompanying statement of financial condition of Aegis Capital Corp. as of November 30, 2003 and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aegis Capital Corp. as of November 30, 2003 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented to comply with the requirements of Rule 17a-5 of the Securities and Exchange Commission and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
January 9, 2004

LONG ISLAND: The Financial Center / 90 Merrick Avenue / East Meadow, New York 11554 / 516.228.9000 / Fax: 516.228.9122 / E-mail: cpa@rem-co.com
NEW YORK CITY: 307 Fifth Avenue / New York, New York 10016 / 212.686.2224 / Fax: 212.481.3274

AEGIS CAPITAL CORP.

Statement of Financial Condition
November 30, 2003

ASSETS	
Cash and cash equivalents	$ 11,056
Receivables from brokers	873,482
Receivables from affiliated companies	200,863
Receivables from officers, directors and employees	1,337,634
Securities owned:	
Marketable - at market value	519,862
Not readily marketable - at estimated fair value	336,071
Prepaid expenses and other assets	14,025
Equipment, fixtures and improvements - net of accumulated depreciation and amortization of $771,077	349,307
Cash value life insurance of $94,351 - net borrowings of $94,351	-
Deposits	61,256
	$3,703,556
LIABILITIES AND STOCKHOLDER'S EQUITY	
Notes payable	$ 17,501
Accounts payable and accrued expenses	401,677
Due to brokers	161,602
Securities sold, not yet purchased at market value	102,816
Other	6,011
	689,607
Subordinated Loans	2,460,000
Stockholder's Equity	
Common stock - $1.00 par value - 1,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	1,451,865
Accumulated (deficit)	(898,016)
	553,949
	$3,703,556

See notes to financial statements.

AEGIS CAPITAL CORP.

Statement of Operations
For the Year Ended November 30, 2003

Revenues	
Commissions	$6,187,239
Realized gain on firm trading investments	3,257,271
Unrealized losses on firm trading investments	(127,846)
Fees from securities placement management	181,337
Interest and dividends	426,651
	9,924,652
Expenses	
Clearing and brokerage charges	2,445,875
Salaries - trading	3,231,795
- officers	500,406
- administration	564,666
Employee payroll taxes	233,735
Commissions	574,682
Regulatory fees and expenses	65,472
Occupancy costs - rent	318,851
- utilities and taxes	129,166
Office, administrative and other operating	929,239
Consulting and professional fees	892,271
	9,886,158
Income Before Depreciation, Amortization and Interest Expense	38,494
Depreciation and Amortization	123,503
Interest Expense	212,861
Net (Loss)	$ (297,870)

See notes to financial statements.

AEGIS CAPITAL CORP.

Statement of Changes in Stockholder's Equity
For the Year Ended November 30, 2003

	Common Stock	Additional Paid-In Capital	Accumulated (Deficit)	Total
Balance - November 30, 2002	$100	$ 1,041,865	$ (600,146)	$ 441,819
Net (loss)	-	-	(297,870)	(297,870)
Additions	-	410,000	-	410,000
Balance - November 30, 2003	$100	$ 1,451,865	$ (898,016)	$ 553,949

See notes to financial statements.

AEGIS CAPITAL CORP.

Statement of Changes in Subordinated Borrowings
For the Year Ended November 30, 2003

Subordinated Borrowings - November 30, 2002	$2,425,000
Increases - issuance of subordinated note	35,000
Subordinated Borrowings - November 30, 2003	$2,460,000

See notes to financial statements.

AEGIS CAPITAL CORP.

Statement of Cash Flows
For the Year Ended November 30, 2003

Cash Flows from Operating Activities	
Net (loss)	$ (297,870)
Adjustments to reconcile net (loss) to net cash provided by operating activities:	
Depreciation and amortization	123,504
Write-off of unamortized abandoned leasehold improvements	6,495
Reclassification of employee advances to salaries	137,827
Accrual of interest on receivables from officers, directors and employees	(48,830)
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Receivables from brokers	(187,806)
Securities owned	(330,347)
Prepaid expenses and other	45,449
Deposits	722
Increase (decrease) in:	
Accounts payable and accrued expenses	2,582
Due to brokers	127,283
Securities sold, not yet purchased at market value	102,816
Other	(1,218)
	(319,393)
Cash Flows from Investing Activities	
Acquisition of equipment, fixtures and improvements	(31,262)
Payments increasing cash value of life insurance	(44,476)
Advances to affiliated companies	(134,038)
Advances to officers, directors and employees	(34,900)
	(244,676)
Cash Flows from Financing Activities	
Principal payments of notes payable	(19,032)
Repayment of advances to affiliated companies	442
Repayment of advances to officers, directors and employees	38,616
Proceeds from borrowings against cash value of life insurance policies	94,351
Proceeds from subordinated borrowings	35,000
Proceeds from contributions to additional paid-in capital	410,000
	559,377
Decrease in Cash and Cash Equivalents	(4,692)
Cash and Cash Equivalents - beginning	15,748
Cash and Cash Equivalents - end	$ 11,056
Supplemental Cash Flow Information	
Cash paid for interest	$ 199,637

See notes to financial statements.

1 - ORGANIZATION AND BUSINESS

Aegis Capital Corp. (the "Company") was incorporated on January 30, 1984 under the laws of the State of New York. The Company is a wholly-owned subsidiary of Aegis Capital Holding Corp. (the "Parent") and maintains offices in New York, Virginia, New Jersey and Florida. During 2003, the New Jersey office was closed.

The Company is registered with the Securities and Exchange Commission as a broker/dealer pursuant to the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation.

The Company's business includes making markets in certain publicly traded securities whereby the Company realizes gains and losses from trading. In addition, the Company earns commissions from the purchase and sale of securities on behalf of customers as an introducing broker. All transactions related to publicly traded equity and debt securities are cleared through other broker/dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

The Company also acts on behalf of customers in managing certain security offerings and in the placement of corporate debt, bank loans and other debt instruments.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short term debt securities purchased with a maturity of three months or less as well as money market funds to be cash equivalents.

b. ***Securities Transactions*** - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

c. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are reported by the NASDAQ are recorded on a trade date basis as required by generally accepted accounting principles. Commissions earned from other trading activities are recorded as transactions when closed between buyers and sellers.

d. ***Depreciation and Amortization*** - Equipment, fixtures and improvements are stated at cost. Replacements, maintenance and repairs which do not improve or extend the life of an asset are expensed. Equipment, fixtures and improvements are depreciated using the straight-line and accelerated methods over estimated useful lives of five to seven years.

e. ***Income Taxes*** - The Company, with the consent of its stockholder, files as a subsidiary included in the consolidated federal and state income tax returns of its Parent corporation. The Parent corporation has elected under the Internal Revenue Code to be an S corporation. The stockholders of an S corporation individually report for tax purposes their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

f. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - RECEIVABLES AND PAYABLES TO BROKERS

The clearing and depository operations for the Company's and customers' securities transactions are provided by the Clearing Brokers pursuant to a clearance agreement.

At November 30, 2003, the amount due from the Clearing Brokers represents cash deposits maintained at the Clearing Broker and commission revenue earned as an introducing broker for its customers, net of clearing expenses.

The amount payable to Clearing Brokers at November 30, 2003 represents clearing charges and other fees in excess of commissions earned.

4 - RECEIVABLES FROM AFFILIATE COMPANIES

The Company has advanced funds to its parent and corporations wholly-owned by the stockholders of its Parent. The advances are without interest.

5 - RECEIVABLES FROM OFFICERS, DIRECTORS AND EMPLOYEES

The Company has advanced funds to certain officers, directors and employees. The advances to employees are made on a short-term basis and do not bear interest. Funds loaned to officers and directors are payable on demand and bear interest at 4% per annum. At November 30, 2003, the aggregate amount of accrued and unpaid interest is $108,908. Included in interest income for the year ended November 30, 2003 is interest from officers and directors totaling $48,830.

Included in consulting and professional fees for the year ended November 30, 2003 are payments to officers and directors totaling $768,774.

Continued

6 - Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased consist of trading and investment securities at market values as follows:

	Owned	Sold, Not Yet Purchased
Obligation of Federal National Mortgage Association	$243,974	$ -
Corporate Stocks	275,888	102,816
	$519,862	$102,816

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At November 30, 2003, these securities at estimated fair values consist of the following:

Equities - corporate stocks	$ 323,026
Warrants	13,045
	$ 336,071

7 - Equipment, Fixtures and Improvements

Equipment, fixtures and improvements are stated at cost and are summarized as follows:

Equipment - office and data processing	$ 892,100
Furniture and Fixtures	173,234
Leasehold Improvements	55,050
	1,120,384
Less: Accumulated depreciation and amortization	771,077
	$ 349,307

8 - Notes Payable

Notes payable, as of November 30, 2003, to the NASD Regulation, Inc., are uncollateralized and are as follows:

Note issued July 29, 2002 in the amount of $26,250, bears interest at 7.75% per annum and is payable in monthly installments of $1,183 through July 1, 2004	$ 10,431
Note issued October 31, 2003 in the amount of $5,000, bears interest at 7% per annum and is payable in monthly installments of $500 through June 15, 2004	3,320
Note issued October 23, 2003 in the amount of $5,000, bears interest at 7% per annum and is payable in monthly installments of $500 through June 15, 2004	3,750
	$ 17,501

9 - Subordinated Loans

The borrowings under subordination agreements at November 30, 2003 are as follows:

Subordinated notes payable to US Clearing Corp. - interest at 8% per annum - due May 31, 2005	$2,000,000
Subordinated notes payable to officers and directors - interest at 10% per annum - due June 30, 2005	100,000
Subordinated notes payable to officers and directors - interest at 15% per annum - due June 30, 2005	100,000
Subordinated notes payable to officers and directors - interest at 12% per annum - due June 1, 2006	35,000
Subordinated notes payable to officers and directors - interest at 12% per annum - due August 30, 2006	125,000
Subordinated notes payable to officers and directors - interest at 8% per annum - due December 30, 2006	100,000
	$2,460,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. The extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

For the year ended November 30, 2003, interest expense on all subordinated loans at stated interest rates is $210,100. However, interest payable, in the amount of $23,000, of the notes maturing in August and December 2006 was waived by the lenders and, therefore, interest expense related to subordinated loans reflected in the Statement of Operations is $187,100.

10 - Commitments and Contingencies

The Company subleases office space located in Valley Stream, New York from its parent under a rent-sharing agreement. The rent-sharing agreement requires the Company to pay a proportionate share of the annual rent and other charges under the lease through January 2013, the expiration date of the underlying lease. For the year ended November 30, 2003, the total amount of rent and related charges paid by the Company was $165,689.

The Company is obligated under a sublease agreement for its office space located in New York City, New York effective April 2002. The lease requires the Company to pay $108,128 per annum through March 2005, the expiration date. The Company subleases a portion of the office space to its parent under a rent-sharing agreement. The rent-sharing agreement requires the parent to pay a proportionate share of the annual rent, which for the year ended November 30, 2003 totaled $6,282.

The Company was obligated under a lease agreement for its office space located in New Jersey effective September 2000. The lease required the Company to pay $27,220 per annum subject to annual adjustments due to changes in the consumer price index. During 2003, the Company closed its New Jersey office, vacated the space, and is negotiating the cancellation of the lease.

The Company is obligated under a lease agreement for its office space located in Springfield, Virginia effective January 2003. The lease provides for annual rent increases each year through July 31, 2006, the expiration date.

The Company has entered into a sublease agreement for its office in Valley Stream, New York where the Company is the sublessor. The lease requires the subtenant to pay the Company $3,200 per annum through December 2003 and then $3,300 per annum through January 2006.

Net minimum future rental payments net of subtenant receipts pursuant to the above leases as of November 30, 2003 for the next five years and in the aggregate are:

November 30,	2004	$251,557
	2005	189,125
	2006	164,903
	2007	156,024
	2008	160,777
Thereafter		720,720

Net rent expense for all of the above leases amounted to $318,851 for the year ended November 30, 2003.

The Company maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts on deposit exceed the FDIC insurance limit of $100,000. As of November 30, 2003, the Company's cash balances on deposit did not exceed the insured limits.

In November 2003, two actions were filed against the Company with the National Association of Securities Dealers, Inc. The first action relates to a successor of interest claim for actions related to a predecessor broker-dealer occupying the Company 's Virginia office. The actions took place before the Company commenced operations in Virginia. The Company intends to vigorously defend this matter under the basis that it did not enter into a merger agreement which would give rise to a successor-in-interest claim.

The second action involves an alleged breach of fiduciary duty, among other allegations. The matter is still in the early stages and the Company is unable to estimate the damages, if any, which might arise from the action. The Company believes that the action is without merit and intends to vigorously defend this matter.

During the year ended November 30, 2003, the NASD conducted an examination of the Company's procedures and practices. In July 2003, the Company met with the NASD examiner and reviewed items noted in the examination, including claims of violations of various NASD rules. The Company is cooperating with the NASD and is currently reviewing the NASD findings and providing additional documentation. The Company believes that certain violations may result in the assessment of penalties, however, the amount is not determinable as of November 30, 2003.

11 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, and aggregate indebtedness and debt-to-debt equity ratios. At November 30, 2003, the Company was in compliance with these requirements, as set forth in the supplementary information.

12 - Off-Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

AEGIS CAPITAL CORP.

Supplementary Information - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
November 30, 2003 — *Schedule I*

Computation of Net Capital		
Total stockholder's equity qualified for net capital		$ 553,949
Additions:		
Liabilities subordinated to claims of general creditors allowable in the computation of net capital		2,460,000
		3,013,949
Deductions:		
Non allowable assets - assets not readily convertible to cash:		
Equipment, fixtures and improvements - net book value		349,307
Receivables from non-customers		1,538,497
Prepaid expenses and other assets		14,025
Other		397,327
		2,299,156
Net Capital Before Haircuts		714,793
Haircuts on Securities		
Debt securities		2,440
All other securities		36,931
		39,371
		675,422
Computation of Basic Net Capital Requirement		
Computation of aggregate indebtedness:		
Notes payable	$ 17,501	
Accounts payable and accrued expenses	401,677	
Due to brokers	161,602	
Other	6,011	
Total aggregate indebtedness	$586,791	
Minimum net capital requirement - 6.67% of adjusted aggregate indebtedness	$ 39,139	
Net capital requirement		496,600
Net Capital in Excess of Requirement		$ 178,822
Percentage of Aggregate Indebtedness to Net Capital		87%
Ratio of Aggregate Indebtedness to Net Capital		.87 to 1

There were no material differences noted between the computation of net capital under Rule 15c3-1 of the securities Exchange Act of 1934 as reported above and as contained in the unaudited FOCUS report dated December 18, 2003 as filed by the Company.

AEGIS CAPITAL CORP.

Supplementary Information - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
November 30, 2003 *Schedule II*

The provisions of Rule 15c3-3 are not applicable to the Company as of November 30, 2003 in accordance with Rule 15c3-3(k)(2)(ii).

RAICH ENDE MALTER & CO. LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED UNDER RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
Aegis Capital Corp.

In planning and performing our audit of the financial statements of Aegis Capital Corp. for the year ended November 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure, errors, irregularities, or instances of noncompliance may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

LONG ISLAND: The Financial Center / 90 Merrick Avenue / East Meadow, New York 11554 / 516.228.9000 / Fax: 516.228.9122 / E-mail: cpa@rem-co.com
NEW YORK CITY: 307 Fifth Avenue / New York, New York 10016 / 212.686.2224 / Fax: 212.481.3274

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Aegis Capital Corp.
Page Two

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
January 9, 2004